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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 13)

                                PNC Bank Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock
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                         (Title of Class of Securities)

                                  693475-105
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  693475-105

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bank Corp.  25-1435979


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization  Pennsylvania


    Number of Shares             5) Sole Voting Power              16,881,509
    Beneficially Owned
    By Each Reporting
    Person With                  6) Shared Voting Power             2,539,090


                                 7) Sole Dispositive Power          4,864,719


                                 8) Shared Dispositive Power        3,364,284


   9)  Aggregate Amount Beneficially Owned by Each Reporting Person 19,909,072*




   10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
        (See Instructions)                                                [   ]


   11)  Percent of Class Represented by Amount in Row (9)                   5.8*


   12)  Type of Reporting Person (See Instructions)                          HC


     * Includes shares of $1.60 Cumulative Convertible Preferred Stock-Series C and $1.80 Cumulative Convertible Preferred Stock-Series D of PNC Bank Corp. See the response to Item 4 below.
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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  Schedule 13G
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 13)

                                 PNC Bank Corp.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  693475-105
------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement       [   ]
CUSIP No.  693475-105

    1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of above persons
        PNC Bancorp, Inc.      51-0326854


    2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        a)   [   ]
        b)   [   ]

    3)  SEC USE ONLY


    4)  Citizenship or Place of Organization Delaware


   Number of Shares         5) Sole Voting Power                  16,881,509
   Beneficially Owned
   By Each Reporting
   Person With              6) Shared Voting Power                 2,539,090


                            7) Sole Dispositive Power              4,864,719


                            8) Shared Dispositive Power            3,364,284


   9)  Aggregate Amount Beneficially Owned by Each Reporting Person 19,909,072*




   10)  Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                       [   ]


   11)  Percent of Class Represented by Amount in Row (9)                 5.8*

   12)  Type of Reporting Person (See Instructions)                        HC


   * Includes shares of $1.60 Cumulative Convertible Preferred Stock-Series C and $1.80 Cumulative Convertible Preferred Stock-Series D of PNC Bank Corp. See the response to Item 4 below.

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ITEM 4 - OWNERSHIP:

The following information is as of December 31, 1995:

(a) Amount Beneficially Owned:                               19,909,072 shares*

(b) Percent of Class:                                                      5.8*

(c) Number of shares to which such person has:
       (i) sole power to vote or to direct the vote                 16,881,509
      (ii) shared power to vote or to direct the vote                2,539,090
     (iii) sole power to dispose or to direct the disposition of     4,864,719
      (iv) shared power to dispose or to direct the disposition of   3,364,284

* At December 31, 1995, PNC Bank Corp and PNC Bancorp, Inc. beneficially owned 1,713 shares of $1.60 Cumulative Convertible Preferred Stock-Series C
  (the "Series C Preferred Stock") and 3,104 shares of $1.80 Cumulative Convertible Preferred Stock-Series D (the "Series D Preferred Stock") of
  PNC Bank Corp. Each of the Series C Preferred Stock and Series D Preferred Stock is convertible into Common Stock of PNC Bank Corp. at the rate of 4 shares of Common Stock for each 2.4 shares of such Preferred Stock. Since this is deemed to constitute beneficial ownership of Common Stock under Rule 13d-(d)(i), such amount reflects conversion of such beneficially owned Preferred Stock into Common Stock.



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ITEM 7 - IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Included are the following subsidiaries of PNC Bank Corp. - HC:

PNC Bancorp, Inc. - HC (wholly owned subsidiary of PNC Bank Corp.)

PNC Bank, National Association - BK (wholly owned subsidiary of
PNC Bancorp, Inc.)

PNC Bank, Delaware - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Bank, FSB - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Bank, Kentucky, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Bank, Ohio, National Association - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

PNC Bank, Indiana, Inc. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)

Midlantic Bank, N.A. - BK (wholly owned subsidiary of PNC Bancorp, Inc.)


ITEM 10 - CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         February 23, 1996
         --------------------------------------------
         Date

         /s/ WILLIAM F. STROME
         --------------------------------------------
         Signature - PNC Bank Corp.


         William F. Strome, Senior Vice President
         --------------------------------------------
         Name/Title


         February 23, 1996
         --------------------------------------------
         Date


         /s/ PAUL L. AUDET
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         Signature - PNC Bancorp, Inc.

         Paul L. Audet, Vice President
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         Name/Title


                     AN AGREEMENT TO FILE A JOINT
                     STATEMENT WAS PREVIOUSLY FILED
                     AS EXHIBIT A TO AMENDMENT NO. 11.


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